UF 3-10-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A+ 3/8/2004 **



04004608

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8- 37970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-03__ AND ENDING __12-31-03__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huchman + Baker Securities, Inl

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Huehl Rd #21
                    (No. and Street)

Northbrook   IL   60062
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Baker   847-524-4244
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
              (Name – if individual, state last, first, middle name)

One N. Walker Dr.   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 27 2004
WASH.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Glenn Baker_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hochman + Baker Securities, Inc. , as
of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL SEAL"
LYNN A. HALLEN
Notary Public, State of Illinois
My Commission Expires 11/23/05
```

Glen Baker
Signature

Pres
Title

Lynn A. Hallen
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hochman & Baker Securities, Inc.
Statement of Financial Condition and
Supplementary Report on Internal Control
As of December 31, 2003
(Available for Public Inspection)



Hochman & Baker Securities, Inc.
Index
December 31, 2003



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Hochman & Baker Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hochman & Baker Securities, Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Hochman & Baker Securities, Inc. is a wholly-owned subsidiary of Hochman & Baker, Inc. and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with Hochman & Baker, Inc. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 31, 2004

Hochman & Baker Securities, Inc.
Statement of Financial Condition
As of December 31, 2003

Assets		
Cash and cash equivalents	$	525,393
Commissions receivable - net of $3,000 allowance for doubtful accounts		470,877
Total assets	$	996,270
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	473,099
Accrued management fees		300,000
Total liabilities		773,099
Total stockholder's equity		223,171
Total liabilities and stockholder's equity	$	996,270

The accompanying notes are an integral part of the statement of financial condition.

1. **Organization and Nature of Business**

    Hochman & Baker Securities, Inc. (the "Company") is incorporated under the laws of the State of Illinois. The Company is a wholly-owned subsidiary of Hochman and Baker, Inc. (the "Parent"), which is an 80% owned subsidiary of The Prudential Insurance Company of America, which is a subsidiary of Prudential Financial, Inc. ("Prudential"). See Note 8, Subsequent Event for further details. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

    The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, 529 education savings plans, equity and fixed income securities, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis through Wexford Clearing Services Corporation ("Wexford").

2. **Summary of Significant Accounting Policies**

    The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

    The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and cash equivalents in a money market mutual fund totaling $39,950 held with Wexford. Money market mutual funds are stated at cost, which approximates market value.

3. **Income Taxes**

    The Company is a member of a group of affiliated companies which join in filing a consolidated federal income tax return in addition to separate state and local income tax returns.

    Pursuant to the tax allocation arrangement, total federal and state and local income tax expense or benefit is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal or separate state and local tax provisions. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

4. **Related Party Transactions**

    The Company receives various services from its Parent including the use of telecommunications, office space, systems and equipment. Other general and administrative expenses, such as salaries, are paid by the Parent. The Company has entered into a formal agreement with the Parent whereby the Parent will provide such services to the Company in return for a management fee.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $218,372, which was $166,832 in excess of its required net capital of $51,540. The Company's ratio of aggregate indebtedness to net capital was 3.54 to 1. The Company claims exemption from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

7. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with a financial institution located in Chicago. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances total $322,289 with this financial institution. Cash equivalents are held in one money market mutual fund which is uninsured.

8. Subsequent Event

Effective January 31, 2004, Hochman & Baker, Inc., the parent company of Hochman Baker Securities, Inc., was purchased by GNA Corporation. GNA Corporation is a wholly-owned indirect subsidiary of General Electric Capital Services, Inc., which is a direct wholly owned subsidiary of General Electric Capital Corporation, which is a wholly-owned direct subsidiary of General Electric Company ("GE").

Supplementary Report on Internal Controls Required by
SEC Rule 17a-5.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Hochman & Baker Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of
Hochman & Baker Securities, Inc. (the "Company") for the year ended December 31, 2003, we
considered its internal control, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial
statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSE COOPERS 🔳

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2004